HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
APRIL MATHER	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
-------------------------------------------
JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

15 September 2006

Mr. Ryan Rohn

Division of Corporation Finance

United States Securities and Exchange Commission

Via Electronic Transmission

Re:

Innova Pure Water, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 12, 2005

File No. 000-29746

Dear Mr. Rohn:

We have been informed that the company intends to restate the referenced 10-KSB via amendment, which amendment will include new financials to be provided to the company by its auditors as of September 25, 2006.  We expect to file the restated 10-KSB/A on or before September 29, 2006, and we respectfully request permission to do so.  Additionally, the company requests permission to file restated quarterly reports for the periods ending September 30, 2005, December 31, 2006, and March 31, 2006, which they expect to have prepared for filing by September 25, 2006, and not later than September 30, 2005.  The Company plans to file the Form 10K-SB for the year ended June 30, 2006 by no later than October 16, 2006.

Please contact us if you should have any comments or further requests.  Should there be any change in the above request, we will notify you immediately of any events associated thereto.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc